

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re:** **Cedar Shopping Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Definitive Proxy on Schedule 14A**
> **Filed April 26, 2010**
> **File No. 001-31817**

Dear Mr. Ullman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1 and 2 - Business Properties

General, page 4

1.   You indicate in the risk factors section that financing availability, construction delays and cost overruns may all potentially impact your development activities. To the extent there have been such material problems with respect to your four ground-up development properties, in future filings please discuss such problems.

Item 1B. Unresolved Staff Comments, page 21

2.   It appears that both your annual report on Form 10-K for the fiscal year ended
         December 31, 2008 and periodic reports on Form 10-Q for the fiscal quarters ended
         March 31, 2009 and June 30, 2009 remain subject to the staff's review and comment.
         Please tell us what consideration you gave to including disclosure under this
         subheading regarding the substance of such unresolved comments.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 26

3.   We note your disclosure in the risk factors section on page 17 that your financing
         arrangements may restrict your ability to make cash dividends. Please revise your
         narrative to describe the specific limitations in your existing financings which restrict
         your ability to pay dividends. Refer to Item 201(c)(1) of Regulation S-K. Provide
         this disclosure in future filings and tell us how you plan to comply. To the extent you
         believe the limitations are not material, please tell us.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Liquidity and Capital Resources, page 41

4.   Please consider expanding your disclosure regarding the credit and liquidity risks you
         may face related to the collectability of your rent and other receivables that you
         identify at the top of page 15 in the risk factors section. Please provide us your
         analysis as to your considerations regarding the materiality of such additional
         disclosure.

5.   Please revise your disclosure under this subheading to discuss the "certain
         conditions" that would permit you to expand your borrowings under your amended
         and restated credit facility as well as your revolving development property credit
         facility.

Item 8   Financial Statements and Supplementary Data, page 49

Financial Statements and Footnotes

Consolidated Statements of Income, page 52

6.   In future filings, dividends per share should not be shown on the face of the
         Statements of Income. Refer to FASB ASC 260-10-45-5.

Note 1   Organization and Basis of Preparation, page 56

7.   Refer to the first paragraph on page 58. We note that you have 76.3% interest in a
         unconsolidated joint venture which owns a single-tenant office property in

Philadelphia, PA. Please tell us how you determined that consolidation of this joint venture was not required under GAAP.

Note 2   Summary of Significant Accounting Policies, page 58

Real Estate Investments and Discontinued Operations, page 59

8.   We note that you have recorded an impairment charge of $23 million related to the transfer or sale of seven properties to the RioCan joint venture. We also note that such charges were based on the indicated values and costs of the contract of sale. It is not clear to us how you met the disclosure requirements of FASB ASC 360-10-50-2. Specifically, clarify the facts and circumstances that lead to the conclusion that such properties were impaired and the method used and assumptions made in determining the fair value of the properties transferred.

Item 15. Exhibit and Financial Statement Schedules

9.   We note that exhibits 10.4.a, 10.5.a, 10.5.c, 10.6, 10.8 and 10.10.b only list and do not include the exhibits and schedules listed in the table of contents for such agreement. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis

Base Salary

10.   We note that individual base salaries are intended to be appropriate in light of the executive's respective responsibilities and performance. Please tell us the specific individual factors that the compensation committee considered in determining 2% annual salary increases for *each* executive. Please also explain to us more specifically why each named executive officer received the base salary that he or she did. Your discussion of base salary should also explain in detail how both the individual responsibilities and performance qualifications you identify were used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer's ability to meet those factors. Refer to Item 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K. Please provide similar disclosure in future filings and tell us in your response what such revised disclosure will look like.

Annual Bonus

11.   We note that target bonuses were established according to each executive's level of responsibility; however, it is unclear how each such executive's role resulted in the target bonuses (as a percentage of base salary) that you have identified for each executive. Please revise to include a discussion of how the compensation committee

determined the targeted amounts identified for each executive. Refer to Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jerard Gibson, Attorney at (202) 551-3473 or Tom Kluck, Legal Branch Chief at (202) 551-3233 if you have questions regarding comments on the proxy statement and related matters. You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant